Exhibit 21.1

Tong Ying Group

List of Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation

Tong Ying Group Limited	Hong Kong

Zhejiang Tongzhou Trading Co., Ltd	China

Shanghai Zhangyang Supply Chain Management Co., Ltd	China

Zhejiang Xinyu Trading Co., Ltd	China